Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Group 1 Automotive, Inc. and subsidiaries for the registration of debt securities, common stock, preferred stock, warrants, rights, depositary shares, units and guarantees of debt securities, and to the incorporation by reference therein of our reports dated February 16, 2018, with respect to the consolidated financial statements and related notes of Group 1 Automotive, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Group 1 Automotive, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
November 5, 2018

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